[redacted]

SECURI ION

11018493

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32493

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PNC Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Fifth Ave.
(No. and Street)

Pittsburgh	PA	15222
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charlene F. Wilson — 412-762-6348 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

600 Grant Street, Suite 52	Pittsburgh	PA	15219
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2011
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Commonwealth of Pennsylvania
County of Allegheny

OATH OR AFFIRMATION

I, Charlene F. Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PNC Capital Markets LLC, as of and for the year ended 12/31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Joy A. Damico, Notary Public
City of Pittsburgh, Allegheny County
My Commission Expires Oct. 7, 2014
Member, Pennsylvania Association of Notaries

Charlene Wilson
Signature

Vice President and Treasurer
Title

Joy A. Damico
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PNC Capital Markets LLC

Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934
Statement of Financial Condition
as of December 31, 2010

PNC Capital Markets LLC
Index
December 31, 2010

	Page(s)
Report of Independent Auditors	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3-13

pwc

Report of Independent Auditors

To the Member and Board of Managers of
PNC Capital Markets LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of PNC Capital Markets LLC (the "Company") at December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2011

PricewaterhouseCoopers LLP, 600 Grant Street, Pittsburgh, PA 15219
T: (412) 355 6000, F: (412) 355 8089, www.pwc.com/us

PNC Capital Markets LLC
Statement of Financial Condition
December 31, 2010

(in thousands)

Assets		
Cash and cash equivalents	$	3,761
Restricted cash		5
Receivables from brokers, dealers and others		54,694
Other receivables (net of $174 reserves)		5,040
Receivables from customers		2,077
Income tax receivable		6,972
Securities owned - at fair value		
U.S. agency		144,486
State and municipal		199,122
Corporate debt		25,374
U.S. government		15,317
Securities purchased under agreements to resell		34,324
Deferred tax asset		6,990
Other assets		9,102
Total assets	$	507,264
Liabilities and Member's Equity		
Liabilities		
Short-term borrowings	$	3,777
Securities sold not yet purchased - at fair value		
U.S. government		14,845
Other debt securities		16,124
Deferred revenue		10,622
Payable to brokers, dealers and others		48,808
Accrued salaries and benefits		47,777
Other liabilities		7,140
Total liabilities		149,093
Member's equity		358,171
Total liabilities and member's equity	$	507,264

The accompanying notes are an integral part of the statement of financial condition.

1. Organization

PNC Capital Markets, LLC ("PNCCM" or the "Company") is a wholly owned subsidiary of PNC Holding LLC (the "Parent"), which is a wholly owned subsidiary of The PNC Financial Services Group, Inc. ("PNC"). PNCCM is registered as a securities broker and dealer pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority.

The Company underwrites, deals and trades in corporate debt and state and municipal obligations. The Company also trades in U.S. government and agency securities, mortgage-backed securities, asset-backed securities, commercial paper, and money market instruments. In addition, the Company acts as an agent for affiliates of PNC and others in certain securities transactions and provides corporate finance services, including arranging loan syndications for PNC customers.

2. Significant Accounting Policies

Basis of Financial Statement Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

In preparing the financial statements, management is required to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results will differ from such estimates and such differences may be material to the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents are highly liquid investments that are readily convertible to cash and have original maturities of less than 30 days.

Restricted Cash

Restricted cash represents cash held in a Special Reserve Account for the Exclusive Benefit of Customers. It cannot be used in the ordinary operations of the business.

Reserve on Receivables

The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on historical collection experience and a review of the current status of the receivables.

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade date basis.

In the normal course of business, the Company obtains securities under resale agreements on terms, which permit it to repledge or resell the securities to others. At December 31, 2010, the Company had obtained securities under resale agreements with a fair value of approximately $33.8 million on such terms, substantially all of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under short sales.

In the normal course of business, securities owned by the Company may be pledged to others to collateralize the Company's financing activities. Refer to footnote 8 for details of the securities pledged as of December 31, 2010.

Securities Valuation
U.S. government and agency, state and municipal, corporate debt, futures contracts, financial derivatives and securities sold, not yet purchased are stated at fair value with related changes in unrealized gains or losses reflected in income. Sales of securities not yet purchased represent obligations of the Company to deliver specified securities at a predetermined date and price. The Company is obligated to acquire the specified securities at prevailing market prices in the future to satisfy such obligations.

Many of the Company's assets and liabilities are financial in nature and, therefore, the Company tends to be sensitive to interest rate and other market movements. Disruptions in the liquidity or changes in other factors affecting the financial markets could materially impact our performance.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase
Securities purchased under agreements to resell and securities sold under agreements to repurchase are collateralized by U.S. government and agency obligations and corporate bonds and are carried at the amounts at which they will be subsequently resold or repurchased. Interest is accrued on resale and repurchase contract amounts and is included in other receivables and other liabilities in the statement of financial condition.

It is the policy of the Company to take possession of securities purchased under agreements to resell. Collateral is valued daily and additional collateral is obtained from counterparties when appropriate. The counterparty on all resale agreements at December 31, 2010, was PNC Bank, N.A., a wholly owned subsidiary of PNC. These resale agreements were fully collateralized at December 31, 2010 and had no reserve.

Depreciation and Amortization
Premises and equipment are depreciated over their estimated useful lives using the straight-line method, based on the following schedule:

Asset	Estimated Useful Lives
Furniture and equipment	7 years
Personal computers	5 years
Computer software	5 years
Internally developed software	1–5 years

Leasehold improvements are amortized over the shorter of the term of the lease or estimated useful lives using the straight-line method.

Income Taxes
The operating results of the Company are included in the consolidated federal income tax return filed by PNC. The Company's federal income tax expense is computed using a modified separate company method. The Company uses the assets and liabilities method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the current enacted tax rates.

The Company is a participant in a master tax sharing policy with PNC. Under this allocation methodology, PNC subsidiaries with taxable income record taxes based on the relationship of the

Company's federal tax liability computed on a separate company basis, to the federal tax liability of the consolidated group. Subsidiaries with a tax loss receive an allocated benefit from the consolidated group based upon the reduction in taxes otherwise payable by the group.

PNC assumes all state tax liabilities on behalf of the Company, therefore, no state tax expense has been recorded.

Deferred Revenue
Deferred revenue represents funds received for transactions entered into which have not closed or funds received in advance for services performed on an annual basis. Revenue on these items is recognized as the transactions close or pro rata as the services are performed.

3. Futures Contracts

Futures contracts represent commitments to purchase or sell securities at a specified date and price. These transactions are utilized by the Company to economically hedge against risk positions associated with trading activities as well as for speculative purposes. These transactions are subject to market risk, which arises from the inherent fluctuations in the market value of the underlying security to be delivered, and to credit risk, which results from the possibility that a counterparty may be unable to meet the terms of a contract in which the Company has a gain position. The Company's exposure to these risks is limited as these transactions are executed on organized exchanges. Organized exchanges approve counterparties and require security deposits all of which reduce credit risk. At December 31, 2010, the Company had futures contract commitments to sell U.S. government obligations and Eurodollar obligations of $57.5 million and $241 million, respectively. The unrealized loss on these instruments at December 31, 2010 was approximately $513,000 and is reflected net of cash paid as a component of other assets.

4. Financial Derivatives

The Company enters into interest rate swap agreements to manage interest rate risk. The total gross notional amount on the interest rate swap agreements outstanding at December 31, 2010 was approximately $35 million. The unrealized gain on these instruments at December 31, 2010, was approximately $119,000 which is included in other assets on the balance sheet. PNC Bank, N.A., was the counterparty for the swaps.

In addition, the Company utilizes forward contracts in the form of TBA securities to manage risk. The total gross notional amount on the forward contracts at December 31, 2010 was approximately $163 million. The unrealized gain and loss on these instruments at December 31, 2010 was approximately $3.6 million and $3.6 million, respectively. The unrealized gains and losses are included in other assets and other liabilities respectively.

5. Receivables from and Payables to Brokers, Dealers, and Others

Receivables from and payables to brokers, dealers, and others arise from the settlement of securities transactions and consist of the following at December 31, 2010:

(in thousands)	Receivables	Payables
Net trade date payable	$ -	$ 43,665
Fails to deliver/receive	39,200	5,135
Other amounts due from/to brokers and dealers	15,494	8
	$ 54,694	$ 48,808

6. Regulatory Requirements

The Company, as a registered broker/dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes net capital under the alternative method. Under this method, required capital is the greater of $250,000 or 2 percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers. At December 31, 2010, the Company had net capital of approximately $285.3 million, which was approximately $285.1 million in excess of its required net capital of $250,000.

Additionally, the Company maintains cash and qualified securities owned for the exclusive benefit of customers in accordance with SEC Rule 15c3-3. At December 31, 2010, qualified securities designated for the exclusive benefit of customers, which are included in U.S. government securities owned, totaled approximately $1.0 million.

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments and require compliance with various financial and customer-related protection standards. The consequences of noncompliance can include substantial monetary and nonmonetary sanctions. In addition, the Company is subject to comprehensive examination and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with the laws and regulations or with the supervisory policies of these agencies.

7. Income Taxes

Significant components of the Company's net deferred tax asset as of December 31, 2010, are as follows:

(in thousands)		**Federal**
Employee benefits	$	2,618
Deferred compensation		5,744
Deferred revenue		(951)
Other tax assets		(421)
Net deferred tax asset	$	6,990

The Company has no unrecognized tax benefits.

The PNC consolidated federal income tax returns through 2006 have been audited by the Internal Revenue Service and PNC has resolved all disputed matters through the IRS appeals division. The Internal Revenue Service began its examination of PNC's 2007 and 2008 consolidated federal income tax returns during the third quarter of 2010.

8. Related-Party Transactions

Cash and cash equivalents and restricted cash include cash on deposit with an affiliate of approximately $3.8 million.

Short-term funding is provided by an affiliate, PNC Funding Corp. ("PNC Funding"), through one $500 million subordinated line of credit and one $100 million subordinated line of credit. The lines of credit bear interest at the approximate interest rate equal to PNC Funding's fully loaded blended long-term debt rate. At December 31, 2010, the Company had no outstanding balance under the lines of credit. Borrowings under these lines of credit do not qualify as regulatory net capital.

During 2010, the Company received a cash contribution of $120 million in capital from its parent and paid cash dividends totaling $50 million to its parent.

Overnight funding is provided by an affiliate, PNC Bank, N.A., through a $1.1 billion line of credit bearing interest at the Effective Federal Funds Rate plus 100 basis points. The outstanding balance at December 31, 2010 was approximately $3.8 million at a rate of 1.15% and is included in short-term borrowings on the statement of financial condition. At December 31, 2010 the Company had pledged securities of $4.3 million to secure this borrowing.

The Company conducts investment advisory and financial advisory services on behalf of PNC Bank, N.A.

The Company provides services to PNC Mortgage.

During the normal course of business, the Company may execute securities transactions with an affiliate to purchase securities under agreement to resell or sell securities under agreement to repurchase from an affiliate. In addition, the Company may also provide or receive various other advisory, referral, or administrative services to or from PNC affiliate organizations. Related-party

balances not discussed previously as of and for the year ended December 31, 2010, are listed in the following table:

(in thousands)

Assets		
Securities purchased under agreements to resell	$	34,324
Deferred tax asset		6,990
Income tax receivable		6,972
Other receivables		295
Other assets		1,488
Liabilities		
Accrued benefits		7,794
Other liabilities		41

9. Employee Benefit Plans

The Company's employees participate in PNC's Incentive Savings Plan (the "ISP"). Under the ISP, employee contributions of up to 4% of biweekly compensation, as defined in the ISP and subject to the Internal Revenue Code limitations, are matched by PNC.

PNC sponsors a noncontributory, qualified defined benefit pension plan, which covers substantially all of the Company's employees. The plan provides pension benefits that are derived from a cash balance formula that is based on certain compensation levels, age and length of service. Separate financial data for the Company is not available with respect to such plan. At December 31, 2010, the projected benefit obligation exceeded the fair value of plan assets.

Certain of the Company's employees participate in PNC stock-based compensation plans. The Company recognizes compensation expense for awards issued under these plans in accordance with the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure.*

PNC provides certain health care and life insurance benefits for retired employees (the "Postretirement Benefits") through various plans. At December 31, 2010, allocated Postretirement Benefits, included in accrued salaries and benefits in the statement of financial condition, totaled approximately $733,600. No separate financial obligation data for the Company is available with respect to such plan.

PNC sponsors certain other employee benefits, including payment of payroll taxes, for Company employees.

10. Fair Value of Financial Instruments

Fair Value Measurement

SFAS 157 defines fair value as the price that would be received to sell an asset or the price paid to transfer a liability on the measurement date. The standard focuses on the exit price in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants.

SFAS 157 establishes a fair value reporting hierarchy to maximize the use of observable inputs when measuring fair value and defines the three levels of inputs as noted below. The financial instruments in Level 3 are typically less liquid.

Level 1 Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities may include debt securities, equity securities and listed derivative contracts that are traded in an active exchange market and certain U.S. government and agency-backed securities that are actively traded in over-the-counter markets.

Level 2 Observable inputs other than Level 1 such as: quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated to observable market data for substantially the full term of the asset or liability. Level 2 assets and liabilities may include debt securities, equity securities and listed derivative contracts with quoted prices that are traded in markets that are not active, and certain debt and equity securities and over-the-counter derivative contracts whose fair value is determined using a pricing model without significant unobservable inputs. This category generally includes certain U.S. government and agency mortgage-backed debt securities, corporate debt securities, and derivative contracts.

Level 3 Unobservable inputs that are supported by minimal or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities may include financial instruments whose value is determined using pricing models with internally developed assumptions, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category generally includes certain trading securities and certain financial derivative contracts.

Assets and liabilities measured at fair value on a recurring basis, are summarized below:

	Fair Value Measurements - Recurring			
(in thousands)	**Level 1**	**Level 2**	**Level 3**	**Assets/Liabilities Measured at Fair Value**
Assets				
Securities owned at fair value				
U.S. agency	$ -	$ 144,486	$ -	$ 144,486
State and municipal	-	196,440	2,682	199,122
Corporate debt	-	25,374	-	25,374
U.S. government	15,317	-	-	15,317
Financial derivatives				
TBA derivatives	-	3,613	-	3,613
Interest rate derivatives	-	119	-	119
Total assets	$ 15,317	$ 370,032	$ 2,682	$ 388,031
Liabilities				
Securities sold not yet purchased	$ 14,836	$ 16,133	$ -	$ 30,969
Financial derivatives				
TBA derivatives	-	3,636	-	3,636
Interest rate derivatives	-	3	-	3
Total liabilities	$ 14,836	$ 19,772	$ -	$ 34,608

The following table presents information about the Company's financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2010:

	Reconciliation of Level 3 Fair Value
(in thousands)	**Securities Owned at Fair Value**
Level 3 - Instruments only	
Balance at January 1, 2010	$ 2,928
Total gains or losses (realized/unrealized)	
Included in earnings	66
Purchases, issuances and settlements, net	(312)
Transfers into Level 3, net	-
Balance at December 31, 2010	$ 2,682

11. Financial Instruments with off-Balance-Sheet Risk

The Company enters into various transactions involving financial instruments with off-balance-sheet risk, including securities sold not yet purchased and securities purchased and sold on a when-issued basis. These financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

The obligation for securities sold not yet purchased represents a commitment to deliver specified securities. The Company will acquire the required securities at prevailing future market prices to satisfy this obligation. Accordingly, the Company's ultimate obligation may exceed the amount recognized in the financial statements. Exposure to market risk is managed by the Company through position limits and other controls.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These transactions may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

12. Litigation

The Company and some other wholly owned subsidiaries of PNC were defendants (or had potential contractual contribution obligations to other defendants) in several lawsuits brought during late 2002 and 2003 arising out of the bankruptcy of Adelphia Communications Corporation and its subsidiaries ("Adelphia").

One of the lawsuits was brought, on Adelphia's behalf by the unsecured creditors' committee and equity committee in Adelphia's consolidated bankruptcy proceeding and was removed to the United States District Court for the Southern District of New York by order dated February 9, 2006. Pursuant to Adelphia's plan of reorganization, this lawsuit was prosecuted by a contingent value vehicle, known as the Adelphia Recovery Trust. In October 2007, the Adelphia Recovery Trust filed an amended complaint in this lawsuit, adding defendants and making additional allegations.

In June 2008, the district court granted in part defendants' motion to dismiss. The court dismissed the principal bankruptcy law claims that had not previously been dismissed by the Bankruptcy Court, including claims alleging voidable preference payments, fraudulent transfers, and equitable disallowance. The effect of this ruling was to dismiss from this lawsuit all claims against most of the defendants, but leave pending claims against the Company and other original members of Adelphia loan syndicates and then-affiliated investment banks. In December 2008, the court granted a motion made on behalf of a number of defendants to enter final judgment on the dismissed claims to permit immediate appellate review of the issues resolved by the district court in June 2008 and by the bankruptcy court prior to the filing of the amended complaint. This lawsuit arose out of lending and investment banking activities engaged in by the Company and many other financial services companies. Collectively, with respect to some or all of the defendants, the lawsuit alleged violations of federal banking laws, violations of common law duties, aiding and abetting such violations, voidable preference payments, and fraudulent transfers, among other matters. The lawsuit sought monetary damages (including in some cases punitive or treble damages), interest, attorneys' fees and other expenses, and a return of the alleged voidable preference and fraudulent transfer payments, among other remedies.

In September 2010, the Company and all but one other defendant in this lawsuit reached a complete settlement of all remaining claims, which received final court approval in November 2010.

There is one remaining Adelphia-related lawsuit alleging violations of the federal securities laws in which the Company is a defendant, brought by holders of debt securities of Adelphia and consolidated for pretrial purposes in the United States District Court for the Southern District of New York. In the complaint, the plaintiff seeks unspecified monetary damages, interest, attorneys' fees and other expenses, among other remedies. The Company has established a liability of approximately $1.1 million, which is included in other liabilities on the statement of financial condition.

Fulton Financial Advisors, N.A. filed complaints in September 2009 against the Company and NatCity Investments, Inc. ("NCI") in state court in Lancaster County, Pennsylvania in connection with Fulton's purchase of more than $123 million and more than $175 million, respectively, of auction rate securities from these broker-dealers. Fulton alleges, among other things, that the Company failed to advise Fulton that the market for auction rate securities began to deteriorate in August of 2007 and of the risk that auctions for the securities could fail. The complaints, which are substantially similar, allege claims for violations of the Pennsylvania Securities Act, fraud, aiding and abetting fraud, equitable rescission, and negligence, and seek actual and punitive damages, rescission, interest, attorneys' fees, and costs. We removed the case against NCI to federal court in Philadelphia, and moved to dismiss both lawsuits. In April 2010, the state court dismissed Fulton's claim for attorneys' fees but otherwise denied our motion to dismiss. On December 4, 2008, both broker-dealers had received substantially similar letters demanding that they repurchase the securities.

In the normal course of business, the Company is subject to pending or threatened lawsuits, including arbitration. Some of the legal actions may include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. Management does not anticipate that the ultimate aggregate liability, if any, arising out of such matters will have a material adverse effect in the Company's financial position or results of operations.

13. Commitments

The Company provides indemnification in connection with securities offering transactions in which it is involved. When the Company is an underwriter or placement agent, it provides a limited indemnification to the issuer related to its actions in connection with the offering and, if there are other underwriters, indemnification to the other underwriters intended to result in an appropriate sharing of the risk of participating in the offering. However, the potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.

In the normal course of business, the Company enters into underwriting and when-issued commitments. The Company had no contractual commitments at December 31, 2010.

In accordance with industry practice, the Company generally settles transactions executed on behalf of its customers within three business days after the trade date. The risk of loss on unsettled transactions relates to the customers' or brokers' inability to meet the terms of their contracts. Settlement of these transactions did not have a material effect on the Company's statement of financial condition.

The Company leases various types of equipment under noncancelable leases with remaining terms of less than four years with certain renewal options for like terms. At December 31, 2010, future minimum rentals under these lease agreements aggregated to approximately $1.3 million. Minimum rentals for the years 2011 through 2012 are approximately $946,600 and $352,700, respectively.

14. Recent Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-6, Fair Value Measurements and Disclosures (Topic 820), Improving Disclosures About Fair Value Measurements. This guidance requires new disclosures as follows: 1) transfers in and out of Levels 1 and 2 and the reasons for the transfers, 2) additional breakout of asset and liability categories and 3) purchases, sales, issuances and settlements to be reported separately in the Level 3 rollforward. This guidance was effective for the Company for first quarter 2010 reporting with the exception of item 3 which is effective beginning with first quarter 2011 reporting.

15. Subsequent Events

The company has evaluated events subsequent to December 31, 2010, both recognized and unrecognized, for their impact on the reported results and disclosures through December 31, 2010. There have been no significant events that occurred from December 31, 2010 through February 28, 2011, the date the statement of financial condition was issued.

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